7100 Holladay Tyler Road, Glenn Dale, MD 20769	Phone: 800.598.9711 Fax: 301.352.8818 www.tvicorp.com

March 12, 2007

VIA EDGAR

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0408

Re:	TVI Corporation (“TVI”)

File No. 000-10449

Form 10-K: For the Year Ended December 31, 2005

Form 10-Q: For the Quarterly Period Ended September 30, 2006

Dear Mr. Fay:

This letter responds to comments received from the staff by letter dated March 1, 2007 with respect to the above-referenced filings. In response to the comments, we have either provided additional explanation responsive to the comments on a supplemental basis or have agreed to include specified disclosures in our subsequently filed Exchange Act reports, including our Annual Report on Form 10-K for the year ended December 31, 2006. We hope you find our responses to be both helpful and complete.

In order to assist you in your review of our responses, we have set forth below each of the staff’s comments followed by our response. This response letter has been filed via EDGAR, tagged as “CORRESP.”

As you discussed on March 8th with Sherri Voelkel, our Controller, and Scott Freed of Whiteford, Taylor & Preston, our outside legal counsel, TVI intends to file its 2007 Annual Report on Form 10-K on or about March 13, 2007. Therefore, TVI respectively requests that the staff review and respond to the comment responses and proposed disclosures by close of business today. We appreciate the staff’s cooperation and flexibility in this regard.

Form 10-K: For the Year Ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General, page 19

1.

We have reviewed your response to our prior comment number one. However, we do not concur with your assessment that disclosing revenues by subgroup of products within your three proposed reporting segments is neither meaningful nor required. In this regard, we

Michael Fay

March 12, 2007

note that your discussion in MD&A attributes changes in your gross margin, inventory balance and inventory turnover rate to changes in your product mix. While you have agreed to provide enhanced qualitative disclosures explaining changes in product mix, production levels, and levels of demand, such disclosures may be of little value without quantitative disclosures regarding the changes in your product mix. As such, we believe that the disclosure of revenues by product type would be useful to investors.

Furthermore, we note from your response that your thermal and shelter products are produced within the same facility, designed by the same research and development group, manufactured and handled by the same operations group, and are based on a combination of essentially the same rigid frame and/or fabric materials components. For this reason, we would agree that the disclosure of revenues by certain subgroups of products, such as by shelter type, may be unnecessary. However, we note from your website that you also offer products such as generators, trailer systems, and accessories, which may have different average selling prices, gross margins, manufacturing processes, and inventory requirements than shelters and personal protection equipment. As such, we believe the revenues generated by certain subgroups of products within your three proposed segments warrant separate disclosure.

Based upon the aforementioned factors, we believe that you should report/disclose revenues from external customers for certain subgroups of products within your three proposed segments. Provide us your proposed expanded disclosure. Please refer to paragraph 37 of SFAS No. 131 for further guidance.

Response: As you and Mr. Sears discussed with Ms. Voelkel and Mr. Freed on March 8th, the products to which you refer, such as trailerized first responder systems, generators, lighting, furnishings and accessories, are components that are part of systems that are customized to customers’ requirements. While customers can purchase components and accessories separately from a new system (e.g., a purchase of a generator to replace a burned out or damaged unit), this is infrequent because separate purchases of system components is generally not cost effective for the customers. In addition, since a majority of our components and accessories are sold as part of a system, they are included in the system price and revenue from the component or accessory is not separately tracked. Therefore, we believe that separate disclosure of revenue from external customers for our components and accessories is not appropriate.

As we have noted in our prior responses, we believe that our three operating segments will provide the appropriate level of analysis for investors to evaluate the different components of our business. The segment-level analysis will allow investors to view TVI’s business, financial condition and operating results “through the eyes of management,” because this is the way TVI management analyzes the business. Finally, we also do not believe that investors would benefit from an explanation of why we are not disclosing revenues by product. Our segment disclosures will apprise investors of why we have chosen our operating segments.

Form 10-Q: For the Quarterly Period Ended September 30. 2006

Liquidity and Capital Resources, page 17

2.

We note from your response to our prior comment number four that quantities are tracked for five consecutive quarters and that a 50% reserve is calculated on all slow moving items whose quantity has reduced less than 50% year over year. We also note a 100% reserve is calculated on all items identified as obsolete. We do not, however, believe that your

Michael Fay

March 12, 2007

methodology is appropriate primarily because significant events and changes in circumstances can impact the marketability of your inventory prior to the time a write down is required in the fifteen or twelve month window that you use. We note that this methodology results in only an analysis of a very small portion of your inventory. For instance, we note that only 7.5% of your inventory has been identified as requiring a lower-of-cost-or-market adjustment. Accordingly, please revise your methodology effective in the fourth quarter of fiscal 2006 to one that effectively analyzes your inventory in its entirety, and continue this methodology going forward.

Response: As discussed with Ms. Voelkel and Mr. Freed on March 8th, we believe that our current methodology for estimating our lower-of-cost-or-market reserve is both appropriate and adequate. Our entire inventory is analyzed by our purchasing, production and inventory control personnel who identify items that should be considered slow moving, obsolete or scrap. In addition to that qualitative analysis, a quantitative calculation is performed to identify items that have had no movement in 365 days. Our reserve calculation is then performed on items identified for assessment.

Based on our phone conversation, we have decided to expand our disclosure in the Liquidity and Capital Resources section of our Annual Report on Form 10-K as follows:

Inventory as of December 31, 2006 was $6.2 million, an increase of $1.5 million, or 32%, from $4.7 million as of December 31, 2005. Annualized inventory turnover was 3.4 times for the year ended December 31, 2006 compared to 4.7 times for the prior year. The increase in inventory consisted of $614,000 in our shelters and related products segment, $398,000 in our personal protection equipment segment, and $488,000 in our marketing demonstration inventory. The increase in shelters and related products inventory was the result of approximately $350,000 of work-in-progress to fulfill orders that were shipped in January 2007 and raw material purchases associated with unfulfilled and anticipated orders. The increase in our personal protection equipment inventory was related to purchases in anticipation of a large order for our National Guard Response Kits that we now expect to ship in the second quarter of 2007 and to the purchase of $150,000 of carbon for our C2A1 filter canister production. The increase in our marketing demonstration inventory primarily relates to the increase in our hospital surge demonstration activities. Our marketing demonstration inventory is excluded from the calculation of our inventory turnover. In addition, we record a reserve against our inventory held for sale and we amortize our marketing demonstration inventory over its three year estimated useful life to reduce the amounts to the estimated lower of cost or market value. Although our inventory balance has increased, our reserve has decreased by $226,000. The decrease in the reserve is the result of writing off $167,000 in inventory and selling some of our older inventory, none of which was sold for a loss.

3.

Furthermore, we do not fully understand the basis of your policy to reserve 50% of the value of all slow moving items whose quantity has reduced less than 50% year over year. We note that there are several inventory items included on your “Slow Moving Report” as of September 30, 2006 whose quantity was reduced by less than 10% over the prior 12 months. With regard to these inventory items, we are unclear how you have determined that a reserve

Michael Fay

March 12, 2007

of only 50% is appropriate, unless you believe you can recover a portion of the items’ costs by selling them for a loss. Please tell us why you believe that your general policy of reserving 50% of the balance of slow-moving inventory, without regard to the actual sales quantities of specific inventory items, is appropriate.

Response: While our inventory reserve is mechanically calculated on year-over-year movement, our analysis is not limited to a year-over-year comparison. Our analysis is updated quarterly and we review the quarterly movements in each identified inventory item. Also, as discussed with Ms. Voelkel and Mr. Freed on March 8th, our margins historically have ranged between 45% and 55%. As a result, we do not anticipate selling any inventory at a loss and therefore believe that a reserve of 50% is appropriate. Please see the response to Comment 2 above related to our expanded disclosures.

4.	We have reviewed your response to our prior comment number six, as well as, the accounts receivable aging schedules received with your response letters dated December 22, 2006 and February 1, 2007. We note from your response that government entities are historically slower to pay you, and thus, do not necessarily meet your general payment terms of Net 30 days, In this regard we note that federal, state, and local government entities represent a significant portion of your sales. In addition, we note that as of the date of each of your accounts receivable aging schedules, the aggregate amount of your receivable balances that were greater than 60 days past due was significant. Given that i) the receipt of payments from government entities often appears to delayed, ii) the timing of receipt appears to be somewhat unpredictable, and iii) the collection of receivables directly impacts the amount of cash provided by operations in a specific period, we believe that you should expand your liquidity and capital resource disclosures, in future filings, to discuss the extended periods of time over which payments from government entities may be received. To the extent that you have individual material accounts receivable balances that are significantly past due (e.g., the $794,850 due from XXX as of January 26, 2007), please specifically discuss the impact of such balances on your cash flows from operations and/or liquidity and capital resources. Likewise you should prominently quantify, in tabular form, the aggregate amount of accounts receivable that is more than 60 days, 90 days, 120 days, and 150 days, past due. Lastly, given that it appears that your customers often pay you subsequent to your invoiced payment terms, please expand your discussion in the “Critical Accounting Policies and Estimates” section of your document to discuss each factor considered when identifying individual account receivable balances that should be reserved.

Response: We agree with the staff’s recommendation to expand our liquidity and capital resource disclosures to discuss the extended periods of time over which payments from government entities may be received. However, we believe that we can adequately discuss the effects on our liquidity and capital resources without identifying individual accounts or providing an aging in tabular format. We also agree with the recommendation to expand our accounting policies disclosures to further discuss the factors considered when identifying individual account receivable balances that should be reserved.

As a result, we will expand our disclosure in the Liquidity and Capital Resources section of our Annual Report as follows:

Michael Fay

March 12, 2007

Accounts receivable as of December 31, 2006 were $11.0 million, an increase of $3.0 million, or 38%, from $8.0 million as of December 31, 2005. Days-sales outstanding, or DSO, as of December 31, 2006 was 71 days compared to 69 days as of December 31, 2005. The increases in accounts receivable and DSO are primarily attributable to our acquisition of SSES, which added $3.4 million in accounts receivable. Generally, we provide Net 30 payment terms to our customers. However, receipt of payments from international and governmental entities is often delayed and the collection of our receivables from these customers can require extra effort and expense. The collection delays have a direct short-term impact on the amount of cash provided by operations during our reporting periods. As of December 31, 2006, 6% of our accounts receivable was greater than 120 days past due, 43% of which we collected prior to February 28, 2007. As of December 31, 2006, 19% of our accounts receivable was greater than 90 days past due, 97% of which was collected prior to February 28, 2007.

In addition, we will expand our disclosure in the Critical Accounting Policies and Estimates section of our Annual Report as follows (similar disclosure will also be included in the footnotes to our consolidated financial statements):

We maintain allowances for doubtful accounts receivable in order to reflect the potential uncollectibility of receivables related to purchases of products and receipt of services on open credit. We diligently pursue collection of all of our accounts receivable and evaluate the collectibility of accounts receivable based on a combination of factors. When we become aware that a customer is experiencing financial difficulties that may impair its ability to repay us, we record a specific allowance against that receivable to reduce it to its estimated net realizable value. For many of our customers, where there is no indication of financial difficulty, we record a reserve based on the length of time the receivable balance is outstanding. Certain customers, including international customers and federal, state and local government entities, which at times represent a significant portion of our receivables balance, have a history of paying later than our normal payment terms. For these customers, we record a reserve when evidence is available that suggests that we may not collect the entire receivable balance.

5.

We have reviewed your response to our prior comment number seven. However, we do not believe that your response fully supports the notion that the unreserved portion of the Global Protection, LLC (“Global”) accounts receivable balance is collectible. In this regard, we note that i) the Global receivable balance has been outstanding for greater than a year, ii) Global has attempted to return the products which relate the receivable balance, and iii) Global has motioned for the dismissal of your legal complaint filed in relation to the disputed receivable balance. Based upon each of these factors, there appears to be no evidence that Global intends to honor the receivable balance. Furthermore, given the preliminary stage of your litigation against Global (e.g., the discovery phase has not begun), it appears to be premature for you to assume that you will receive a favorable judgment with regard to your complaint. As such, we believe you should write off the entire Global receivable balance. Alternatively, please revise your “Contingent Liabilities” disclosure

Michael Fay

March 12, 2007

contained in both MD&A and the footnotes of your future filings to discuss the Global receivable balance in similar detail to the discussion that was provided in your response to our prior comment number 7.

Response: We continue to believe that the unreserved portion of the Global accounts receivable is collectible. As a result, we will revise our “Contingent Liabilities” disclosure contained in MD&A of our future filings to discuss the Global receivable balance in similar detail to the discussion that was provided in our response to your prior comment number 7. Our proposed disclosure is as follows:

At December 31, 2006, we were in dispute with one customer related to a receivable balance of approximately $303,000. The outstanding amounts relate to a sale of products to a distributor (“TVI Sale”) for a subsequent sale by that distributor to its customer in connection with the customer’s response to Hurricane Katrina. The distributor subsequently sought to return a portion of the products purchased under the TVI Sale although the products had been used. We refused to accept the return; however, we agreed to evaluate and, if requested by the distributor, refurbish the products. In approximately March 2006, the distributor refused to accept our return of the products to the distributor. We have continued to pursue collection since that time.

We filed our initial legal complaint in June 2006 for collection (“Dispute”) and recorded a specific reserve of approximately $30,000 against the related receivable balance relating to the TVI Sale. In October 2006, the distributor motioned for dismissal of the Dispute based on lack of personal jurisdiction. We believe that it is highly unlikely that the distributor will prevail in its motion to dismiss. Until and unless facts arise in discovery that weaken our case regarding the Dispute, we believe that the Dispute is a straight-forward collection matter in which TVI will prevail. We do not believe the distributor to be a credit risk.

At this time, we believe that, as of December 31, 2006, we had recorded an appropriate reserve for this receivable balance. If facts arise that undercut the merits of our position in the Dispute, we intend to reassess the appropriateness of our reserve at that time.

Michael Fay

March 12, 2007

* * * * * * * * * *

Should you have any additional questions or comments, please feel free to contact the undersigned at 301-352-8800, extension 248 or D. Scott Freed, of our outside legal counsel, Whiteford, Taylor & Preston L.L.P., at (410) 347-8763. Please copy Sean R. Hunt, Company General Counsel, on any written response.

Sincerely,

/s/ George J. Roberts George J. Roberts, Senior Vice President and Chief Financial Officer

cc:	D. Scott Freed

William E. Williams

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